UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
A025427

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: cfd Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2704 S Goyer Road
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Owens	765-453-9600	brent.owens@cfdinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2023	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Owens_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of cfd Investments, Inc_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President
_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CFD INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

CFD INVESTMENTS, INC.

TABLE OF CONTENTS



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CFD Investment, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFD Investments, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as CFD Investment, Inc.'s auditor since 2022.
Knoxville, Tennessee
March 31, 2026

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2025

Assets

Current Assets

Cash and Cash Equivalents	$	1,255,452
Deposits with Clearing Organizations		75,000
Commissions and Fees Receivable		1,229,376
Rep Receivable		20,000
Other Deposit Accounts		14,359
Prepaid Expenses - Current		590,121
Total Current Assets		3,184,308

Other Assets

Marketable Securities		407,914
Cash Surrender Value - Life Insurance		43,899
Prepaid Expenses - Long Term		100,000
Right-of-Use Asset Operating Lease, net		207,274
Total Other Assets		759,087
Total Assets	$	3,943,395

Liabilities and Shareholders' Equity

Current Liabilities

Accounts Payable	$	135,805
Commissions Payable		969,435
Checks Written in Excess of Cash		393,830
Dividend Payable		100,000
Operating Lease Obligation - Current		207,274
Total Current Liabilities		1,806,344

Long Term Liabilities

Deferred Income Taxes		108,564
Total Long Term Liabilities		108,564
Total Liabilities		1,914,908

Shareholders' Equity

Common Stock		376,625
Additional Paid-In Capital		15,500
Retained Earnings		1,636,362
Total Shareholders' Equity		2,028,487
Total Liabilities and Shareholders' Equity	$	3,943,395

CFD INVESTMENTS, INC.
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Commissions and fees	$	22,974,993
Other income		3,855,335
Unrealized Loss on Investments		93,691
Investment income		16,939
Total Revenues, net		26,940,958
Operating Expenses		
Commissions expense		20,261,316
Employee leasing/salaries		2,428,024
Technology fees		1,175,198
Office expense		978,523
Travel and entertainment		808,089
Rent expense		258,000
Insurance		226,367
Education, seminars, and meetings		220,321
Professional services		202,628
Clearing costs and fees		161,682
Registrations, licenses, and assessments		69,454
Advertising and promotion		46,742
Total Operating Expenses		26,836,344
Income Before Taxes		104,614
Income Tax Expense		(107,698)
Net Loss	$	(3,084)

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance 01/01/2025	$ 376,625	$ 15,500	$ 1,739,446	$ 2,131,571
Dividend Declared			(100,000)	(100,000)
Net Loss			(3,084)	(3,084)
Balance at 12/31/2025	$ 376,625	$ 15,500	$ 1,636,362	$ 2,028,487

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities

Net Loss	$ (3,084)	
Adjustments to reconcile net income to net cash used in operating activities		
Unrealized Gain on Investments	(93,691)	
Decrease in commissions and fees receivable	29,493	
Decrease in Rep Receivable	20,000	
Increase in prepaid expenses	(51,250)	
Increase in other assets	(10,661)	
Increase in accounts payable	42,203	
Increase in Checks Written in Excess Cash	393,830	
Decrease in commissions payable	(11,025)	
Increase in income tax liabilities	60,679	
Net cash used in operating activities		376,494

Adjustments to reconcile net income to net cash used in financing activities		
Dividends Paid	(100,000)	
Net cash used in financing activities		(100,000)

Net Increase in Cash and Cash Equivalents		276,494
Cash and Cash Equivalents, Beginning of Year		1,053,958
Cash and Cash Equivalents, End of Year	$	1,330,452

CASH AND CASH EQUIVALENTS CONSIST OF:

Cash	$	1,255,452
Clearing Deposit	$	75,000
TOTAL CASH AND CASH EQUIVALENTS	$	1,330,452

Non-Cash Items

A dividend of $100,000 was declared on December 22, 2025. This dividend was paid on 1/22/2026.

Note A-Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

cfd Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exceptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Revenue Recognition

Commission revenue represents commissions generated by the Company's registered representatives for their clients' purchases and sales of mutual funds, variable annuities, general securities and other financial products, most of which is paid to the registered representatives as commissions for initiating the transactions.

Commission revenue is generated from front-end sales commissions that occur at the point of sale, as well as trailing commissions. The Company recognizes front-end sales commission revenue and related clearing and other expenses on transactions introduced to its clearing brokers on a trade date basis. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenue also includes 12b-1 fees, and variable product trailing fees, collectively considered as trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail eligible assets. Because trail commission revenues are generally paid in arrears, management estimates commission revenues earned during each period. These estimates are based on a number of factors including investment holdings and the applicable commission rate and the amount of trail commission revenue received in prior periods. Estimates are subsequently adjusted to actual based on notification from the sponsors of trail commissions earned.

Method of Accounting

The Company's financial statements are presented on an accrual basis method of accounting.

Commissions Receivable

Commissions receivable are recognized when the Company's right to consideration is unconditional and is presented net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables. Commissions and fees receivable were $1,229,376 at December 31, 2025.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Investment in Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities is stated at fair value. Unrealized holding gains and losses are reported in Statement of Operations.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Long-lived Assets

Long-lived assets to be held and used are tested and recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interests incurred in its Statement of Operations.

The Company's federal and state income tax returns for 2022 through 2025 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market date obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:
- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Fair Value Measurements (continued):

As of December 31, 2025, the Company held certain financial assets that are required to be measured at fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2025
Marketable Equity Securities		
Financial services industry	$ 407,914	$ 407,914
Total Assets	$ 407,914	$ 407,914

Credit Losses

The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment of model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimated expected credit losses over the entire expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The company has commission revenue streams (including but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. The Company does not believe an allowance is required as of December 31, 2025.

Leases

ASC 842 requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. The Company elected a practical expedient to utilize a risk-free rate at the respective leases' inception as the discount rate.

Segment Reporting

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of securities products, such as stocks, bonds, mutual funds and variable annuities. The Company has identified President/CEO, Brent Owens, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note B – Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2025:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$12,180	$395,734	$ -	$407,914

Note C – Income Taxes:

Income tax expense for the year ended December 31, 2025 is as follows:

Current:
Federal	$ 21,134
State	5,185
	$ 26,319

Deferred:
Federal	$ 65,346
State	16,033
	$ 81,379
Income Tax Expense	$107,698

The significant components of the Company's deferred tax liabilities are as follows at December 31, 2025:

Unrealized gains on marketable securities $ 93,691

Note D – Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations, and restrictions. The Company also has preferred stock which is designated at 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2025:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E – Related Party Transactions:

Creative Financial Centre, LLC

The Company leases its office facilities from a related party under an operating lease agreement through December 2026, with monthly payments of $17,500. The risk-free discount rate utilized to recognize the present value of future lease payments as the operating lease obligation on the Statement of Financial Conditions was 2.45%. Rent expense was $210,000 for the year ended December 31, 2025. Future minimum lease payments at December 31, 2025, are as follows:

Year Ending December 31,

2026	$ 210,000
Total Minimum Lease Payments	210,000
Less Amounts Representing Interest	(2,726)
Present Value of Net Minimum Lease Payments	207,274
Less Current Obligation	(207,274)
Long Term Obligation	$ -0-

According to the terms of the lease, the landlord has at their discretion, the ability to modify the terms of the lease to match the Company's utilization of office space.

cfd Leasing, Inc.

The Company utilized the personnel and equipment of the related party and expenditures were $2,428,024 and $6,010 for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2025. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

Smith CPA Group, Inc.

The Company utilizes the accounting services of the related party and expenditures were $75,000 for professional services/overhead costs during the year ended December 31, 2025.

Creative Financial Designs, Inc.

The Company collects management fees on behalf of the related party from its two clearing firms for advised accounts of the related party. No revenue or cost is recognized as the Company is only acting as the agent facilitating the transactions. Cash collected from the clearing firms and remitted to the related party was approximately $841,978 for the year ended December 31, 2025.

Note F – Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited. As of December 31, 2025 the company had $836,359 above the FDIC/SIPC limits.

Note G – Major Carrier:

Commissions and fees derived from the sale of products with four companies was approximately fifty-six percent (56%) of total revenues for the year ended December 31, 2025.

Note H – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $113,842. At December 31, 2025, the Company's net capital was $1,102,188 which was $988,346 in excess of its minimum net capital requirement.

Note I – Statements of Changes in Liabilities subordinated to Claims of General Creditors:

For the year ended December 31, 2025, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note J – Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in several proceedings. As of December 31, 2025, through legal consultation, the legal team has determined that it is more than likely that the company will be liable for $-0- as of December 31, 2025.

Note K – Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through March 31, 2026, the date on which the financial statements were available to be issued.

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Net Capital		
Total Shareholders' Equity	$	2,028,486
Deductions and/or Charger - Other assets		831,517
Net Capital Before Haircuts on Securities Positions		1,196,969
Haircuts on Other Securities		94,781
Net Capital	$	1,102,188
Aggregate indebtedness		
Items Included in Statement of Financial Condition		
Accounts payable, commissions payable and accrued payroll	$	1,707,635
Total Aggregate Indebtedness	$	1,707,635
Computation on Basic Net Capital Requirement		
Minimum Net Capital Required	$	113,842
Excess Net Capital	$	988,346
Excess Net Capital at 1000%	$	931,425
Ratio: Aggregate Indebtedness to Net Capital		154.93%
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2025		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	1,289,925
Effect of audit adjustment on accounts included in net capital		(187,737)
Net Capital per Above	$	1,102,188

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III -Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer.)



Phone: 765.453.9500 • 800.745.7776
Fax: 765.864.4080 • www.cfdinvestments.com
2704 South Goyer Road, Kokomo, IN 46902

Report of Compliance with Exceptive Provisions of SEC Rule 15c3-3

CFD Investments claims an exemption from the prohibitions established in the SEC Rule 15c3-36. The firm's exemptions are as follows:

1. Pursuant to (k)(2)(ii), the firm has fully disclosed clearing arrangements with National Financial Services, Inc.

Based on knowledge and belief, the firm was in compliance with the exceptive provisions of rule 15c3-3 and qualifies for the exemptions claimed above for all items from January 1 through December 31, 2025.

Ascribed to this 31st day of March 2026.

Brent Owens

President and Chief Executive Officer



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CFD Investments, Inc.

We have reviewed management's statements, included in the accompanying CFD Investments, Inc. (the "Company") Report of Compliance with Exemptive Provisions of SEC Ruel 15c3-3, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
March 31, 2026